Exhibit 8.1

List of Significant Subsidiaries and Consolidated Entities

Subsidiaries	Place of Incorporation
1.Shanghai Juxiang Investment Management Consulting Co., Ltd.	PRC
2.Baoyi Investment Consulting (Shanghai) Co., Ltd.	PRC
3. Jupai HongKong Investment Limited	Hong Kong

Consolidated Entities	Place of Incorporation
1.Juzhou Asset Management (Shanghai) Co., Ltd.	PRC
2.Shanghai Jupeng Asset Management Co., Ltd.	PRC
3.Shanghai Yidezhen Equity Investment Center	PRC

* Other subsidiaries and consolidated entities of Jupai Holdings Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.